

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 10, 2010

<u>Via Fax & U.S. Mail</u>

Mr. James Budge
Chief Financial Officer
Rovi Corporation
2830 De La Cruz Boulevard
Santa Clara, California 95050

   Re: Rovi Corporation
     Form 10-K for the year ended December 31, 2009
     File No. 000-53413

Dear Mr. Budge:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       David R. Humphrey
       Branch Chief